1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 12, 2016
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund 2017 T
Registration Statement on Form N-2
File Nos. 333-211613; 814-01206
Dear Mr. Minore:
We are writing in response to your comments with respect to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), on May 25, 2016 on behalf of Carey Credit Income Fund 2017 T (the “Company”), a closed-end fund that intends to elect to be regulated as a business development company (“BDC”). The Company and, as applicable, Carey Credit Income Fund (the “Master Fund”) have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Registration Statement. These changes will be reflected in Pre-effective Amendment No. 1 to the Registration Statement.
On behalf of the Company and the Master Fund, as applicable, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
GENERAL
Comment 1.The Company has filed a Form N-6F notice of intent to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”). In your response letter, discuss the Company’s plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.
Response 1.    The Company will file form N-54A to elect to be regulated as a BDC and Form 8-A to register its securities under the Securities Exchange Act immediately prior to its final pre-effective amendment to the Registration Statement.

July 12, 2016

PROSPECTUS COVER PAGE
Comment 2.Consistent with the Master/Feeder Fund investment structure, the reference to “we,” appearing in the first sentence of the third paragraph, should be changed to “the Master Fund.”
Response 2.    The disclosure has been revised accordingly.
Comment 3.Disclose whether there is any maximum percentage of the Master Fund’s assets that may be invested in any of the junk securities, debt investments with interest reset provisions or debt investments that require balloon payments as described in the third paragraph.
Response 3.     The disclosure has been revised to reflect that there is no limit on the amount of Master Fund assets that may be invested in junk securities, debt investments with interest reset provisions or debt investments that require balloon payments. In addition, we notes that the risk factor captioned “Our investments in portfolio companies may be risky and we could lose all or part of our investment” discusses that most debt securities in which the Master Fund intends to invest in will be rated as below investment grade quality.

Comment 4.Expand footnote (2) to the pricing table to disclose the net per common share and net total proceeds to the Company, after the payment of expenses of issuance and distribution and sales load. Also, in this regard, see Instructions 2. and 6. to Item 1.g. of Form N-2. Additionally, any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. See Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933
Response 4.    We respectfully acknowledge the comment and note that we believe the current disclosure is appropriate.

MASTER/FEEDER STRUCTURE (page -i-)
Comment 5.Briefly describe any material differences in the characteristics, priorities, preferences and voting rights of the common shares issued by the Master Fund when compared to the common shares issued by the Company.
Response 5.    The Company hereby confirms that there are no differences in the common shares that will be issued by the Master Fund compared to the common shares that will be issued by the Company in terms of their characteristics, priorities, preferences and voting rights.

FEES AND EXPENSES (page 13)
Comment 6.We note that most of the information in the fee table is incomplete. Please provide us with the details of the Company’s fees and expenses as soon as they are available.
Response 6.    We acknowledge the comment. The fee table has been updated in Pre-Effective Amendment No.1 to the Registration Statement.

Comment 7.The disclosure contained in the first paragraph identifies the various assumptions, including the amount of offering proceeds raised, which will be used in the preparation of the fee table presentation. In your response letter, please identify the factors that the Company and the Master Fund

July 12, 2016

considered in determining the reasonableness of the estimated amounts of offering proceeds that each is expected to raise during the 12-month period ending December 31, 2017.
Response 7.    The assumptions regarding the estimated amount of offering proceeds for the Company and the Master Fund are based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of W. P. Carey Inc., which has distributed other non-traded products for more than 35 years. For example, in 2014 and 2015, Carey Financial LLC, the Company’s dealer manager, raised over $1.83 billion in equity capital for two non-traded, continuously offered investment funds. Based on the foregoing, we believe that the numbers provided with respect to assets expected to be raised are appropriate and reasonable estimates, as required by Form N-2.

RISK FACTORS (page 18)
Comment 8.In your response letter, please confirm that the Master Fund/Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Master Fund/Company and, if true, that they are subject to the Master Fund’s/Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.
Response 8.    We hereby confirm that neither the Master Fund nor the Company currently intends to engage in reverse repurchase agreements.

DERIVATIVES (page 23)
Comment 9.Regarding derivative investments and the specific disclosure highlighting the types, amounts, characteristics and risks that should be included in the prospectus, see generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).
Response 9.    We respectfully acknowledge your comment and believe the derivatives disclosure is complete and accurate.

IF WE WERE UNABLE TO RAISE SUBSTANTIAL FUNDS… (page 36)
Comment 10.Please disclose the estimated minimum dollar amount of capital that must be raised by the Company which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.
Response 10.     We respectfully acknowledge your comment and note that the Seed Capital Investments of $50 million are more than sufficient to permit the Master Fund and, therefore, the Company, to pursue their investment objectives. In addition, as of July 8, 2016, the Master Fund had raised approximately $53 million in equity capital through sales of shares to the feeder funds.

PREFERRED STOCK COULD BE ISSUED… (page 36)
Comment 11.The disclosure contained in this section states that “under the terms of our Declaration of Trust, our Board of Trustees is authorized to issue preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders.” However, on page 79,

July 12, 2016

the prospectus states, “Under a no action letter issued by the staff of the SEC to us and the Master Fund, we are not permitted to issue senior securities. The Master Fund is permitted to issue senior securities.” The disclosure appearing on page 1 states that the terms “we,” “us,” and “our” refer to the Company. Accordingly, please expand the disclosure on page 37 to identify the circumstances under which the Company could issue preferred stock.
Response 11.    The disclosure has been revised accordingly to remove references to the ability of the Company’s Board of Trustees to issue preferred stock.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (page 83)
Comment 12.The prospectus states that Hamilton is a wholly-owned, special purpose financing subsidiary of the Master Fund. It further states, “The Master Fund may contribute cash and sell or contribute loans or bonds (collectively, ‘assets,’ which definition only applies to this discussion of Hamilton) to Hamilton from time to time, and will receive fair market value for any assets sold to Hamilton or will receive an increase in the value of its interests in Hamilton for any assets contributed. Hamilton may purchase additional assets from various sources.” Expand the disclosure to highlight the circumstances under which Hamilton may purchase assets, and identify the “various sources” from whom and the types of assets that Hamilton may purchase.

The prospectus also states, “Hamilton has appointed the Master Fund to manage its portfolio of assets pursuant to the terms of an investment management agreement.” Please expand the disclosure to highlight the material terms of the investment management agreement. Also file the investment management agreement as an exhibit to the registration statement.
Additionally, the disclosure states, “Borrowings of Hamilton will be considered borrowings by the Master Fund for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to business development companies.” Similarly expand the disclosure to state whether Hamilton’s assets will also be considered assets held by the Master Fund and will comply, on a combined “look-through” basis, with the permissible asset requirements under the 1940 Act, applicable to BDCs.
In your response letter, please explain whether or not Hamilton should be deemed an investment company and provide the reasons supporting your conclusion. Similarly provide us with your views as to whether or not Hamilton should register as an investment company.
Response 12.     The disclosure has been revised accordingly to clarify that Hamilton may purchase assets directly from parties other than the Master Fund in the ordinary course of business and as deemed appropriate. The disclosure has also been revised accordingly to highlight the material terms of the investment management agreement. The investment management agreement has been incorporated by reference to Exhibit 10.3 filed with the Master Fund’s Form 8-K filed on December 22, 2015 in Pre-Effective Amendment No.1 to the Registration Statement. The disclosure has also been revised accordingly to state that Hamilton’s assets will also be considered assets held by the Master Fund and will comply, on a combined “look-through” basis, with the permissible asset requirements under the 1940 Act.

Hamilton is one of the holdings of the Master Fund and it is 100% owned by the Master Fund, which itself is a qualified purchaser, and thus Hamilton is exempt from registering as an investment company under Section 3(c)(7) of the 1940 Act.

July 12, 2016

OPERATING EXPENSES (page 81)
Comment 13.In your response letter, identify which of the Company’s fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.
Response 13.    All of the costs and expenses set forth in the bullet point list (except for i) the distribution and shareholder servicing fees and ii) fees, expenses and interest payable on debt incurred to finance our investments will be reflected in the “Other expenses” line of the fee table as estimated amounts for the current fiscal year. Interest payable on debt will be reflected in the “Interest expense for borrowed funds” line of the fee table assuming the Master Fund borrows 50% of its net assets. All such costs and expenses will be reflected in the example presentation once the line items of the fee table have been finalized.

REIMBURSEMENT OF W.P. CAREY FOR ADMINISTRATIVE SERVICES (page 83)
Comment 14.The disclosure indicates that the Company will reimburse W.P. Carey for administrative expenses. Expand the disclosure to provide more specifics on the types of expenses for which the Company will be required to reimburse W.P. Carey. In your response letter, please confirm to the staff that the Company’s Board of Trustees exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses described in the prospectus fully identifies all expenses allocated under the administration agreement.
Response 14.    The Company’s Board of Trustees and the Independent Trustees Committee approved the Administrative Services Agreement at the organizational board meeting. The Company’s Board of Trustees and the Independent Trustees Committee provide ongoing oversight of the Administrative Services Agreement between the Company and W. P. Carey. In this oversight they will approve the ongoing allocation and reimbursement of expenses to the Company on at least a yearly basis. The Administrative Services Agreement will be filed as an exhibit to the Registration Statement in a subsequent pre-effective amendment to the Registration Statement. We hereby confirm that the description of the allocated expenses described in the prospectus fully identifies all expenses to be allocated under the Administrative Services Agreement.

CUSTODIANS (page 92)
Comment 15.The disclosure states that the Company’s securities are held under a custodian agreement that it has entered into with U.S. Bank National Association. Please expand the disclosure to clarify whether all of the Master Fund’s securities and other similar investments are also held under a custodian agreement with U.S. Bank National Association.
Response 15.    The disclosure has been revised accordingly to clarify that all of the Master Fund’s securities and other similar investments are also held under a custodian agreement with U.S. Bank National Association.
DETERMINATION OF NET ASSET VALUE (page 93)
Comment 16.In your response letter, please inform the staff whether the Company’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company’s Board of Trustees will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

July 12, 2016

Response 16.    The Company’s Board of Trustees approved an independent valuation firm at the organizational board meeting of the Company after receiving a detailed presentation on the firm’s valuation methodologies and experience. The independent valuation firm provides a quarterly written report of its analysis for certain assets of the portfolio and the written reports are provided to Board of Trustees at each quarterly valuation meeting. As part of the Board of Trustees’ regular, recurring obligations, the Board of Trustees reviews the portfolio’s fair value determinations, including with respect to whether those valuations were consistent with any subsequent realized sale prices for investments sold by the Master Fund. As a result, we confirm that the Board of Trustees, and other participants in the valuation process, regularly review the fair value methodologies of the independent valuation firm.

NET ASSET VALUE DETERMINATIONS IN CONNECTION WITH THIS CONTINUOUS OFFERING (page 94)
Comment 17.On page 95, the prospectus states, “Our Board of Trustees - with the assistance of our administrator and officers - is responsible for the periodic determination of our net asset value.” The meaning of the phrase “periodic determination” in this context is unclear. Accordingly, please clarify that, in every instance, the Company’s Board of Trustees is responsible for determining the current net asset value of the Company’s stock.
Response 17.    The disclosure has been revised accordingly to delete the word “periodic.” Sections 23(b) of the 1940 Act, made applicable to business development companies under Section 63 of the 1940 Act, generally prohibits business development companies from selling their shares at a net offering price below the then calculated (within 48 hours of the date of sale) net asset value. In connection with ensuring compliance with this requirement, Carey Credit Advisors, LLC, pursuant to authority delegated to it by the Company’s Board of Trustees and in accordance with valuation procedures approved and overseen by the Board, will calculate the Company’s net asset value on a regular basis, including within 48 hours prior to each weekly sale of the Company's shares.

PART C - OTHER INFORMATION
Comment 18.File the Hamilton Credit Facility as an exhibit to the registration statement.
Response 18.    The Master Fund intends to file an updated form of the loan agreement (which incorporates a non-material amendment) in an upcoming 10-Q filing. The Company will incorporate that exhibit by reference in a subsequent pre-effective amendment to the Registration Statement.

Comment 19.The Carey Credit Income Fund signature page states that the signatures affixed by Paul S. Saint-Pierre as attorney-in-fact are pursuant to powers of attorney incorporated by reference from the registration statement of Carey Credit Income Fund 2015 T. Please note that a power of attorney must relate to the same, not a different, offering and a power of attorney that confers general authority may not be filed with the Commission. Accordingly, please file as exhibits to this registration statement powers of attorney that specifically relate to this registration statement. See Rule 483(b) of Regulation C.
Response 19.    Powers of Attorney for the trustees of Carey Credit Income Fund that are specific to the Company and the Registration Statement have been accordingly filed as an exhibit to Pre-Effective Amendment No.1 of the Registration Statement.

July 12, 2016

GENERAL
Comment 20.Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.
Response 20.    We hereby confirm we do not expect to submit an exemptive application or no-action letter request in connection with the Registration Statement.

* * * *
In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company and the Master Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Master Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company and the Master Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz

Richard Horowitz